Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement
No. 333-255208 on Form F-10 and Registration Statement No. 333-194702 on Form F-3D and to the use of our reports dated March 10, 2022 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting for the year ended December 31, 2021 appearing in this Current Report on Form 6-K dated March 10, 2022.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 10, 2022